February 17, 2021

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Funds Group Trust (the “Trust”) (File Nos: 033-70958 and 811-08104)

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on February 8, 2021 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on December 23, 2020 (PEA No. 121 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to Class R6 shares of Touchstone Mid Cap Fund (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on or about February 22, 2021. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.     Please confirm supplementally whether the Fund intends to rely on Rule 30e-3. Please consider including language on the cover page as set forth in Rule 498(b)(1)(vii).

Response: The Trust confirms that the Fund does intend to rely on Rule 30e-3. The Trust notes that the Fund has included the required language under Rule 498(b)(1)(vii) on the front cover of its Prospectus (for its existing share classes) for the past two consecutive years. The Trust notes that the statement required under Rule 498(b)(1)(vii) is not applicable to this registration statement because (1) the share class is newly offered post-January 1, 2021 and (2) the Fund has included this cover language on the Prospectus for its existing share classes for the past two consecutive years. As a result, the Trust respectfully declines to add this language to the front cover of the Fund's Prospectus for the new Class R6 shares.

3.     In the Fund's Fees and Expenses table, please consider the following edits:

a.Please remove the first footnote marked with an asterisk (*). The Staff notes that the information in this footnote is neither permitted nor required by Form N-1A.

Response: The Trust will remove this footnote in accordance with this comment.

b.Please move the contents of footnote (1) so this language is included in the paragraph immediately preceding the Fees and Expenses table.

Response: The Trust will move the contents of this footnote to the paragraph immediately preceding the Fees and Expenses table.

4.     In the Fund's Principal Investment Strategies section, the Staff notes that the Fund may invest at least 80% of its assets in common stocks of medium capitalization U.S. listed companies. Please disclose what instruments may be held in the 20% basket.

Response: The Trust notes that the current disclosure in the Fund’s Principal Investment Strategy section is consistent with the disclosure in the currently effective registration statement for the Fund’s other share classes. Therefore, the Trust respectfully declines to make any changes to this Prospectus in response to this comment; however, the Trust will consider making the requested change in the next post-effective amendment filing that relates to all share classes of the Fund.

5.     In the second paragraph of the Principal Investment Strategy section, please address the following:

a.Please write out the abbreviation “d/b/a”.

Response: The Trust will replace “d/b/a” with “doing business as” in accordance with this comment.

b.Please confirm what “shareholder-oriented management” as used in that paragraph means.

Response: For the information of the Staff, “shareholder-oriented management” refers to a management team that has incentives that are aligned with shareholders and intends to create value for shareholders through capital allocation decisions such as buying back stock, issuing new debt, or paying dividends. The Trust notes that the current disclosure in the Fund’s Principal Investment Strategy section is consistent with the disclosure in the currently effective registration statement for the Fund’s other share classes. Therefore, the Trust respectfully declines to make any changes to this Prospectus in response to this comment; however, the Trust will consider clarifying this language in the next post-effective amendment filing that relates to all share classes of the Fund.

6.     The last paragraph of the Principal Investment Strategies section notes that the Fund may invest a high percentage of its assets in specific sectors of the market in order to achieve a potentially greater investment return. Please confirm that if the Fund is concentrated in specific industries/sectors, those concentrations will be disclosed within the Fund’s Principal Investment Strategies and Principal Risks.

Response: The Trust confirms that if the Fund intends to be focused or concentrated in specific sectors/industries, the concentration will be disclosed in the Fund’s Principal Investment Strategies and Principal Risks.

7.    In “The Fund’s Management” section on page 6 of the Prospectus, please include both the month and year that the portfolio managers began managing the Fund.

Response: The Fund currently discloses the year in which the portfolio managers began managing the Fund, but will also add the month in accordance with the Staff’s request.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth Whitford-Schultz
Meredyth A. Whitford-Schultz
Counsel

cc:     Abigail Hemnes, Esq.
Clair Pagnano, Esq.